

03051786

UNITED STATES
AND EXCHANGE COMMISSION
Vashington D.C. 20549

IUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC File Number
8- 26030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JUNE 1, 2002 AND ENDING MAY 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:

Mongerson & Company Securities Corporation

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):

208 South LaSalle Street – Suite 706

(No. and Street)

AUG 05 2003

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Mel Mongerson (312) 263-3100

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kupferberg, Goldberg & Neimark, LLC

(Name – *if individual, state last, first, middle name*)

225 North Michigan Avenue, 11th Floor	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (07-02)

OATH OR AFFIRMATION

I, Mel A. Mongerson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Mongerson & Company Securities Corporation, as of May 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None

Signature

Title


OFFICIAL SEAL
WADE Z. SMITH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-7-2003

Notary Public

7-30-03

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [X] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*



INDEPENDENT AUDITORS' REPORT

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

Board of Directors
Mongerson & Company
Securities Corporation
Chicago, Illinois

We have audited the accompanying statement of financial condition of Mongerson & Company Securities Corporation as of May 31, 2003, and the related statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mongerson & Company Securities Corporation as of May 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital and aggregate indebtedness included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

July 3, 2003

MONGERSON & COMPANY SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2003

ASSETS

Marketable securities	$	100,635
Receivable from clearing broker		46,865
Receivable from shareholder and other		7,601
Furniture and equipment at cost (less accumulated depreciation of $72,171)		46,057
TOTAL ASSETS	$	201,158

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities - Accounts payable and accrued expenses	$	44,703
Shareholders' Equity		
Common stock - no-par value; authorized, issued and outstanding 300,000 shares		59,667
Additional paid-in capital		166,400
Accumulated deficit		(69,612)
Total Shareholders' Equity		156,455
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	201,158

See notes to financial statements.